Exhibit 99.1

news release

Hydro One files draft revenue requirement/charge determinant order with the Ontario Energy Board

TORONTO, October 11, 2017 – Hydro One Networks Inc. (Hydro One) announced today it has filed the draft revenue requirement/charge determinant order as well as the draft Uniform Transmission Rate order and supporting schedules with the Ontario Energy Board (OEB). This is in accordance with the OEB’s September 28, 2017 decision on Hydro One’s 2017/2018 Transmission Revenue Requirement and Rate Settlement application (Board File No.: EB-2016-0160).

Intervenors, OEB staff and other Ontario transmitters may submit comments no later than October 14, 2017. Hydro One will respond to any comments no later than October 18, 2017.

Hydro One is in the process of preparing a Motion to Review and Vary OEB Decision EB-2016-0160 with respect to the treatment of the costs of the legislatively mandated Ombudsman’s Office and the benefit of the deferred tax asset. Consideration is also being given to an appeal of these aspects of the Decision to the Ontario Divisional Court. The deadline to file any Motion to Review and Vary for Review is October 18, 2017, and the deadline to commence an appeal is October 27, 2017. The determination of these matters may result in material changes to any Final Order that is made regarding this filing.

Forward-Looking Statements and Information:

This press release and the order to which it refers may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

About Hydro One Inc.:

Hydro One Inc. is a fully owned subsidiary of Hydro One Limited, Ontario’s largest electricity transmission and distribution provider with more than 1.3 million valued customers, $25 billion in assets and annual revenues of over $6.5 billion. Our team of 5,500 skilled and dedicated employees proudly and safely serves suburban, rural and remote communities across Ontario through our 30,000 circuit km high-voltage transmission and 123,000 circuit km primary distribution networks. Hydro One is committed to the communities we serve, and has been rated as the top utility in Canada for its corporate citizenship, sustainability, and diversity initiatives. We are one of only four utility companies in Canada to achieve the Sustainable Energy Company designation from the Canadian Electricity Association. We also provide advanced broadband telecommunications services on a wholesale basis utilizing our extensive fibre optic network. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H). For more information about everything Hydro One, please visit www.HydroOne.com.

For further information:

Media: Natalie Poole-Moffatt, Corporate Communications,

media.relations@hydroone.com, 416-345-6868

Investors: Omar Javed, Director, Investor Relations,

investor.relations@hydroone.com, 416-345-5943